

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

VIA FACSIMILE AND U.S. MAIL

July 14, 2008

Mr. Thomas J. McInerney
Executive Vice President and Chief Financial Officer
IAC/InterActiveCorp
555 West 18th Street
New York, New York 10011

> **Re:** **IAC/InterActiveCorp**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2008**
> **Filed May 7, 2008**
> **File No. 0-20570**

Dear Mr. McInerney:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

William Thompson
Branch Chief